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                            January 19, 2024

       Robert Logan
       Chief Executive Officer
       Greenfire Resources Ltd.
       1900     205 5th Avenue SW
       Calgary, Alberta T2P 2V7

                                                        Re: Greenfire Resources
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed October 23,
2023
                                                            File No. 333-275129
                                                            color:white;"_
                                                            Correspondence
filed January 12, 2024

       Dear Robert Logan:

                                                        We have reviewed your
correspondence and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.




       Correspondence Filed January 12, 2024

       General

   1.                                                   We note your proposed
executive compensation disclosure regarding bonus
                                                        compensation for
services during the 2023 fiscal year that have not yet been determined by the Company Board.
Please revise this disclosure to provide the date that the bonus amounts are expected to
be determined. Please also tell us how you will disclose this information to your
stockholders.
 Robert Logan
Greenfire Resources Ltd.
January 19, 2024
Page 2

       Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                           Sincerely,
FirstName LastNameRobert Logan
                                                             Division of
Corporation Finance
Comapany NameGreenfire Resources Ltd.
                                                             Office of Energy &
Transportation
January 19, 2024 Page 2
cc:       Guy P. Lander, Esq., of Carter, Ledyard & Milburn LLP
FirstName LastName